Ternium S.A.
29, Avenue de la Porte-Neuve
L-2227 Luxembourg
Grand Duché de Luxembourg
00 352 26 68 31 52 500 tel
00 352 26 68 31 52 549 fax www.ternium.com
RCS Luxembourg B 98 668

April 30, 2014

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ternium S.A. has made disclosures pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on April 30, 2014.

Respectfully submitted, TERNIUM S.A.

By	/s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer